Exhibit 1.01

Air Industries Group
Conflict Minerals Report
For The Year Ended December 31, 2015

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). In connection with its required Reasonable Country of Origin Inquiry (RCOI), Air Industries Group examined supply chain responses received through May 1, 2016. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and certain of their derivatives, specifically tin, tantalum, tungsten, and gold (3TG). Certain of the products manufactured by or at the direction of subsidiaries of Air Industries Group contain conflict minerals.

If a registrant can establish that the conflict minerals contained in its manufactured products originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed. If a registrant has reason to believe that the conflict minerals used in its products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then it must exercise due diligence on the conflict minerals’ source of supply and chain of custody. Each registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

This report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2015, the report need not be subjected to an independent private sector audit.

1. Company Overview

This report has been prepared by management of Air Industries Group (“Air Industries,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated.

2. Products Overview

Pursuant to the directions of its customers, Air Industries designs and manufactures aerospace components, principally structural parts and assemblies that focus on flight safety, including landing gear, arresting gear, engine mounts, flight controls, throttle quadrants and other components. Air Industries uses a variety of metals in its products, certain of which contain conflict minerals. Nevertheless, for the purposes of this assessment we chose to make inquiries of all of our suppliers rather than only those that supply materials used in those products that contain conflict minerals.

3. Supply Chain Overview

To determine the origin of conflict minerals used in its products we relied upon our suppliers to provide information on the origin of the conflict minerals and materials that contain conflict minerals supplied to us, including sources supplied to them from sub-tier suppliers. We integrated sourcing of minerals requirements into our Conflict Minerals Policy and advised our suppliers of our policy. Our suppliers are expected to provide sourcing information regarding materials containing conflict minerals to us per our Conflict Minerals Policy.

We reached out to our suppliers principally through questionnaires designed to educate our suppliers regarding the relevant, emerging SEC requirements and our expectations. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to our suppliers in early 2014.

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

As noted above, various products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Based upon the responses we received to the country of origin inquiry we conducted, we have concluded that our supply chain currently remains “DRC conflict undeterminable”. We reached this conclusion because we have been unable to determine the origin of all of the materials containing conflict minerals used in our manufacturing processes.

5. Conflict Minerals Policy

Air Industries
Conflict Minerals Policy

It is the policy of Air Industries to not directly or indirectly engage in business with any supplier which has been identified as an entity likely to be sourcing Conflict Minerals from any party in the Conflict Region. This policy reflects the ongoing commitment of Air Industries to comply with legal, customer, and industry requirements. Air Industries is committed to sourcing materials and products from suppliers that share our values with respect to human rights, environmental responsibility, and ethics, and it is our goal to only source such materials and products that are deemed “conflict free.” There has been increased awareness regarding the human rights violations in the mining of certain minerals from an area known as the “Conflict Region”; the Democratic Republic of the Congo (DRC) and surrounding countries. Through the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, publically traded companies have been chartered to practice reasonable due diligence with their supply chain to determine if “conflict minerals” used in their products are being sourced from mines controlled by non-government or unlawful military groups within the Conflict Region. The definition of “Conflict Minerals” refers to tin, tantalum, tungsten and gold (3TG).

Tracing materials back to their mine of origin is a complex endeavor but an important aspect of responsible sourcing. Air Industries will look to industry guidelines to help establish programs that will enable it to source conflict-free minerals. In the second year in which an effort is being made to eliminate the utilization of Conflict Minerals, Air Industries adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to our suppliers to support the objectives of the U.S. regulations on the supply of “Conflict Minerals”.

As we move to further develop our due diligence program following the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers, we intend to enhance supplier communication to improve due diligence data accuracy and completion, and look to third party reports to determine which suppliers have been determined to be conflict free and which have been unable to verify the source of their conflict minerals and then avoid doing business with those suppliers which have not been determined to be conflict free by reliable sources.